February 3, 2012

Via EDGAR and overnight mail

Mr. Scott Anderegg

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Contemporary Signed Books, Inc.
Registration Statement on Form S-1
Filed December 14, 2011
File No. 333-178490

Dear Mr. Anderegg:

We are counsel to Contemporary Signed Books, Inc. (the “Company” or “our client”). On behalf of our client, we respond as follows to the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 11, 2012 relating to the above-captioned filing. Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement on Form S-1 (“Registration Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

Comment 1. Your disclosure indicates that you are a development stage company that has had limited operations and have sustained cumulative losses of $22,461. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Response: The Company respectfully submits that Rule 419 does not apply to the Company because it is not a “blank check company” under the meaning of Rule 419(a)(2) of Regulation C which states that a “blank check company” shall mean a company that “is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person” and “is issuing “penny stock”, as defined in Rule 3a51-1 under the Securities Exchange Act of 1934”. Because the Company conducts the business of purchasing and selling contemporary signed books, as indicated in the Registration Statement, it does not meet the definition of a blank check company. The Company’s business plans are to purchase and sell autographed books and focus on contemporary fiction and non-fiction books, printed primarily in the United States and only autographed first editions. The Company uses an e-commerce approach where customers are able to purchase the books from the Company’s own websites. The Company has taken distinct steps towards effectuating its business plan. The Company has discussed its business plan in detail in the sections entitled “Our Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation”. Please see page 1, 27 and 42 of the Registration Statement.

Prospectus Cover Page

Comment 2. We note that the registration statement covers the sale of common shares that are being offered by affiliates in large amounts. Generally, we view resale transactions by affiliates in this amount as an offering “by or on behalf of the issuer” for purposes of Rule 415 of Regulation C. Under that rule, equity securities offered by or on behalf of the registrant cannot be sold in an “at the market offering” unless the offering comes within paragraph (a)(1)(x) of Rule 415. Your offering does not appear to meet that requirement. Please revise your registration statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. Please also make clear that these persons are underwriters of this offering. Revise your prospectus accordingly, including your cover page, summary, selling stockholders and plan of distribution section. If you disagree with our determination, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the factors referred to Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response: The Registration Statement has been revised to eliminate the shares offered on behalf of the affiliates. The Company has removed the officers of the Company, particularly Jeffrey Hillock, Mary McClean, and Jacqui Samuels from the selling stockholders table. As a result, the offering is not an offering “by or on behalf of the issuer” for purposes of Rule 415 of Regulation C. The Registration Statement has been revised to reflect the change of selling stockholders in the prospectus cover page and in the sections entitled “Summary of the Offering”, “Selling Stockholders”, and “Plan of Distribution”. Please see the prospectus cover page and page 2, 15, and 22 of the Registration Statement.

Comment 3. We note your risk factor that your auditor’s have issued a going concern opinion. Please discuss your auditor’s going concern opinion in the prospectus summary and management’s discussion and analysis of financial condition and results of operation.

Response: The Registration Statement has been revised to specifically discuss the Company’s auditor’s going concern opinion in the prospectus summary and in the management’s discussion and analysis of financial condition and results of operation section. Please see page 1 and 45 of the Registration Statement for the revisions as well as page 5 of the Registration Statement for the relevant risk factor.

Prospectus Summary, page 1

Summary Financial Information, page 1

Comment 4. Please revise to clearly disclose that revenues, operating expenses and net loss are presented for the year ended August 31, 2011 and that total assets, total liabilities and total stockholders’ equity is presented as of August 31, 2011.

Response: The Registration Statement has been revised to use two tables to clearly disclose that the revenue, operating expenses and net loss, which are included in the first table, are presented for the year ended August 31, 2011 and for the three months ended November 30, 2011, and that total assets, total liabilities and total stockholders’ equity, which belong to the second table, are presented as of November 30, 2011. Please see page 1 of the Registration Statement.

Summary of the Offering, page 2

Comment 5. Please clarify your disclosure to make clear which shares will be offered for ninety (90) days. Please make a similar revision to your Plan of Distribution disclosure.

Response: The Registration Statement has been revised in response to this comment. Please see pages the prospectus cover page and page 2, 21 and 22 of the Registration Statement.

Comment 6. Please include the shares of common stock being offered for your benefit on a best efforts basis.

Response: The Registration Statement has been revised in response to this comment. Please see page 2 of the Registration Statement.

Use of Proceeds, page 13

Comment 7. We note that you will accept payment by promissory note. Please file a copy of the promissory note as an exhibit to your filing. Also, in the appropriate places in your prospectus, please provide additional details regarding the terms of the promissory note.

For example, state when payment under the note will be due and disclose the interest rate that will be paid, if any. Also, disclose whether this note is intended to be a full recourse note and what remedies you will pursue to collect upon the note if not paid in a timely matter.

Response: The Company intends to accept payment for the shares in the form of either cash or promissory notes, provided however that, payments by promissory notes shall be limited to 25% of the aggregate purchase proceeds. The terms of any promissory note will be negotiated at the time of sale but it is intended that such note will have a term not exceeding six months in duration. As a result, the Company is not in a position to file a copy of the promissory note as an exhibit with this amendment. The Registration Statement has been revised to reflect the above changes. Please see page 2, 13, and 21 of the Registration Statement.

Comment 8. You indicate here that you will “receive proceeds partially from cash payment and partially from repayment of the promissory notes.” Considering it is possible that all of the consideration you receive for the shares you are offering will be in the form of promissory notes, please revise your disclosure to indicate as much, with a view to advising readers that there is no assurance that you will have additional cash available from this offering to fund your operations.

Response: The Company intends to limit the payment of promissory note to 25% of the aggregate purchase proceeds. As a result, at most 25% of the proceeds the Company receives will be in the form of promissory notes and there will be at least some cash available from this offering to fund the Company’s operation if the Company receives proceeds from this offering. The Registration Statement has been revised to indicate that the Company will accept payment of promissory notes up to 25% of the proceeds. Please see the prospectus cover page and pages 2, 11, 13, 21, 22 and 44 of the Registration Statement.

Comment 9. Please revise to more clearly articulate the intended use of proceeds. See Item 504 of Regulation S-K. In this regard, we note your Milestones on page 44 which appears to outline those expenditures necessary to execute your business plan. Alternatively, if you have no specific plan for use of the proceeds, then revise to so state and discuss the principal reasons for the offering.

Response: The Registration Statement has been revised to include a table to clearly articulate the intended use of proceeds. Please see page 13 of the Registration Statement.

Dilution, page 14

Comment 10. Since you are offering up to 3.0 million shares of common stock on a best efforts basis and there are no minimum proceeds required to close the offering, please also provide the dilution information required by Item 504 of Regulation S-K assuming that 25%, 50% and 75% of the shares are sold in the offering.

Response: The Registration Statement has been revised to provide the dilution information assuming that 25%, 50% and 75% of the shares are sold in the offering. Please see page 14 and 15 of the Registration Statement.

Comment 11. We note that you have deferred registration costs aggregating $20,445 as of August 31, 2011. Please explain to us why estimated offering expenses do not equal or exceed such deferred costs or revise your estimate of offering expenses and dilution computations accordingly.

Response: The “estimated offering expenses” in the Dilution section has been revised to equal the deferred registration costs aggregating $20,445 as of November 30, 2011. Please see page 15 of the Registration Statement.

Comment 12. Please include a table comparing the public contribution under the proposed offering and the effective cash cost to officers, directors, promoters and affiliated persons of common stock acquired by them since inception. Refer to Item 504 of Regulation S-K.

Response: The Registration Statement has been revised to include a table that clearly articulates the number and percentage of shares purchased, the amount and percentage of consideration paid, and the average price per share paid by the Company’s officers, directors, promoters and affiliated persons and by new investors in this offering. Please see page 15 of the Registration Statement.

Selling Stockholders, page 15

Comment 13. We note your disclosure that none of the selling stockholders are affiliates of the company. However, we note that Jeffrey Hillock, Vice President and Director, Mary McClean, CEO, President and Director, and Jacqui Samuels, Secretary and Treasurer are all listed as selling stockholders. Please revise or advise.

Response: The three officers of the Company have been deleted from the selling stockholders table. Accordingly, the disclosure that none of the selling stockholders are affiliates has not been revised. Please see page 15 of the Registration Statement.

Our Business, page 27

Market Opportunity, page 28

 Comment 14. Please revise this section to clarify and better describe the status of your current operations and your proposed business operations. Please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. For example, explain how many books you will need to sell to become profitable and how you determine whether a particular book is an appropriate one to add to your inventory. In this regard, also describe your cost structure, including how you determine the price at which you offer to sell your books, in enough detail so that investors can evaluate your business plan.

Response: The Registration Statement has been revised to clarify the Company’s current business operation under the section entitled “Current Operations”. Please see page 29 of the Registration Statement.

Comment 15. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

•	“The collecting of signed books has grown enormously in the past fifty years with booksellers and collectors setting prices for novels, ...” page 28;
•	“There are no guarantees in any investment, but based on the research we have conducted, this particular market has seen signed first-edition books skyrocket in value over time.” Page 30; and,
•	“According to R. R. Bowker, there are an estimated 10,000 books published annually in the United States alone.” Page 34.

These are only examples. Please provide us with these reports or studies or tell us if the statement represents management’s belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Response: For the first statement listed above, it is the management's belief that the collection of signed books has grown in the past 50 years primarily because of the proliferation of booksellers now that the internet is available and the constant announcements of book signings. The Registration Statement has been revised to clearly indicate that the statement based on the management’s belief. Please see page 28 of the Registration Statement.

For the second statement listed above, the Company listed in the footnote examples of the two signed first editions, Moby Dick and The Wonderful Wizard of Oz, which have sky-rocketed in value. The Company has also indicates the source for the statement in the footnote. Please see page 29 of the Registration Statement. A copy of the report has been included as Exhibit 1 to this response.

For the third statement listed above, the Company took the number of 10,000 books published annually in the United States from an article published in the New York Times in 2004 (THE LAST WORD; How Many Books Are Too Many? http://www.nytimes.com/2004/07/18/books/the-last-word-how-many-books-are-too-many.html?pagewanted=all&src=pm). In response to this comment, the Company did additional research and based on a report released from Bowker, the global leader in bibliographic information, the U.S. book publishing for 2009 was 288,355 books. Therefore, the Company has updated the number to over 288,000 books published annually in the U. S. Please see page 34 of Registration Statement. We have included as supplements to the response an article entitled “Best Sellers” from New York Times Book Review published on January 1, 2012, the January Catalogue from 80 Great Books, and the Catalogue from two online signed book sellers, Raptis Rare Books and Between the Covers as examples of how the signed books appreciate in value.

Sources and Availability of Products and Supplies, page 36

Comment 16. Please revise your disclosure to discuss the sources and availability of autographed books and provide the names of the principal suppliers you have historically used. Further, please disclose the material terms of any material contracts with your principal suppliers. Also, if written, please file the material contracts as exhibits. Please refer to Items 601(b)(10) of Regulation S-K.

Response: The Registration Statement has been revised to discuss in more detail the source and availability of autographed books. The Company does not have any contractual arrangements with any particular book seller. Please see page 36 of the Registration Statement.

Management, page 37

Comment 17. Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Response: The Registration Statement has been revised in response to the comment. Please see page 38 of the Registration Statement.

Comment 18. In describing the experience of your directors and executive officers, please ensure that you clearly articulate the role they played with their prior employers. For example, your indication that Mr. Hillock has been “involved” in over 50 Broadway theatrical productions does not clearly describe his role.

Response: The Registration Statement has been revised in response to the comment. Please see page 38 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Comment 19. Please include a discussion of known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net revenue or income and any events that may cause a material change in the relationship between costs and net revenue. Please also include a discussion of any known trends or any demands, commitments, events or uncertainties that will result in or are reasonably likely to result in your liquidity increasing or decreasing in any material way. Refer to Item 303(a) of Regulation S-K.

Response: The Registration Statement has been revised to include a discussion of the known trends and uncertainties in response to this comment. Please see page 42 of the Registration Statement.

Comment 20. We note that total assets as of August 31, 2011 include deferred registration costs that will be charged against the gross proceeds of the offering. As such, please disclose that total assets as of August 31, 2011 include such deferred registration costs.

Response: The Registration Statement has been revised in response to this comment. Please see page 42 of the Registration Statement.

Comment 21. Please disclose the amount of offering proceeds required to fund budgeted expenditures for the next 12 months. In addition, please include a discussion of your ability to fund budgeted expenditures and execute your business plan if you do not raise the required level of funding, including a discussion of how you would revise your business plan and budgeted expenditures.

Response: The Registration Statement has been revised in response to this comment. Please see page 43 of the Registration Statement.

Milestones, page 44

Comment 22. We note that in your risk factors entitled “If our estimates related to expenditures are erroneous or inaccurate, our business may fail and you could lose your entire investment” on page 6, that you state you will need approximately $77,700 over the next 12 months to carry out your business plan. However, we note that your Milestones appear to require less than $77,700 to execute. Please reconcile your disclosures or advise.

Response: The Registration Statement has been revised to make the Milestones section conform to the Expenditure table. Please see page 44 of the Registration Statement.

Comment 23. We note your indication in several of your milestones that you intend to “develop your web-site.” Considering it appears that you already have a web-site that is operable, please elaborate upon how you intend to develop or enhance it further.

Response: The Registration Statement has been revised to state in the Milestones section the plan to enhance the Company’s website on a quarter by quarter basis for the next 12 months. In the first quarter, the Company intends to add a link entitled "Sell A Book" that allows users to offer books for sale through the Company’s website that conforms to the Company's criteria and from which the Company would receive a commission; in the second quarter, the Company intends to add a link entitled "Authors" that would feature external links to sites that showcase the activities of authors whose books the Company sell; in the third quarter, the Company intends to add a Blog for the Company's CEO to contribute perspective to publishing issues focused on authorship, collectability and extended value of autographed books with responses from site purchasers. The Company has received cost estimates from our web design firm for the above three enhancements of $800, $1000 and $3500, respectively. Please see page 44 of the Registration Statement.

Liquidity and Capital Resources, page 44

Comment 24. When you state here that you will require additional funding to continue operations beyond the first 12 months that implies that you have sufficient funds to meet your needs for the next 12 months. However, it is not clear whether that includes the $77,700 to execute your business plan. In this regard, please revise your disclosure to make clear what funds you will need for the next 12 months and whether you have access to those funds. If you are dependent upon proceeds from this offering, please clearly state that there is no assurance that you will receive any proceeds and, because you are allowing for the issuance of promissory notes as consideration for shares, receipt of such proceeds is not guaranteed.

Response: We have revised the Registration Statement to indicate that the Company may be able to generate up to $80,000 from the offering to be used towards the execution of the business plan, which includes $77,000 in expenses. In addition, The Company also indicates that in the event that the Company receives no proceeds from the offering, the Company will require additional funding in order to continue operations for the first 12 months. Please see page 44 of the Registration Statement.

Financial Statements, page 48

Comment 25. Please note that Rule 8-08 of Regulation S-X requires you to update the financial statements to include unaudited financial statements for an interim period ending within 135 days of the effective date of the registration statement. If applicable, please update your financial statements to comply with Rule 8-08 of Regulation S-X. Please refer to Rule 8-03 of Regulation S-X regarding interim financial statements.

Response: The Company has filed the unaudited financial statements for the three months ended November 30, 2011 and 2010 with this Amendment following the financial statements for the year ended August 31, 2011 and 2010.

Report of Independent Registered Public Accounting Firm, page 1

Comment 26. Please provide a report containing the conformed signature of your independent registered public accounting firm. Refer to Rule 2-02(a) of Regulation S-X and subpart 232.302 of Regulation S-T.

Response: Wei & Wei Co., LLP, the Company’s independent registered public accounting firm has provided a report containing the conformed signature in response to this comment.

Notes to Financial Statements, page 62.

Accounting Policies, page 6

Comment 27. Please disclose your revenue recognition accounting policies. Refer to ASC 23 5-10-50- 1.

Response: The financial statements for the year ended August 31, 2011 and 2010 have been revised to disclose the revenue recognition accounting policies. Please see page 6 of the Financial Statements for the year ended August 31, 2011 and 2010.

Item 13. Other Expenses of Issuance and Distribution, page II-1

Comment 28. Please complete the table of estimated offering expenses.

Response: The Registration Statement has been revised in response to this comment. Please see page II-1 of the Registration Statement.

Item 15. Recent Sale of Unregistered Securities, page II-1

Comment 29. State briefly the specific exemption you relied upon in these transactions. If you relied upon Regulation D, please tell us whether you filed a Form D.

Response: The Registration Statement has been revised to indicate that the Company relied upon Regulation D promulgated under Securities Act in these transactions. The Company has filed a Form D on January 23, 2012 with the Securities and Exchange Commission. Please see page II-2 of the Registration Statement.

Undertakings, page II-3

Comment 30. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your registration statement to include this undertaking.

Response: The Registration Statement has been revised to include the undertaking in Item 512(a)(6) of Regulation S-K. Please see page II-3 of Registration Statement.

Exhibit 5.1

Comment 31. Please have counsel provide us with the basis for the opinion that the common stock sold by you will be "fully paid" given that some purchasers may pay for shares by executing a promissory note. Specifically, tell us how the Delaware statutes and court interpretations of such statutes support your opinion. We may have further comment upon receipt of your response.

Response: Gersten Savage LLP, the Company’s counsel has revised its opinions in response to this comment. Please see exhibit 5.2 filed with the Registration Statement.

Comment 32. Also, it appears that counsel should be rendering two separate opinions, one that addresses the shares that have already been authorized and issued by you and another that addresses the shares to be issued by you. Please revise or advise.

Response: Gersten Savage LLP, the Company’s counsel has provided two separate opinions to address both the shares that have already been authorized and issued by the Company, which will be sold by the selling stockholders, and the shares to be offered by the Company. Please see exhibit 5.1 and 5.2 filed with the Registration Statement.

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to contact the undersigned at (212) 752-9700 if you have any questions. Thank you.

Very truly yours, /s/ Arthur S. Marcus Arthur S. Marcus, Esq